UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

May 14, 2009
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of the press release entitled: “NXP Signs Final Agreement for the Re-industrialization of its Cote de Nacre Site”, dated May 13, 2009.

Exhibits

1.             Press release, dated May 13, 2009

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 14th day of May 2009.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

3

Corporate News

NXP Signs Final Agreement for the Re-industrialization

of its Cote de Nacre Site

Caen, France, May 13, 2009 — NXP, the independent semiconductor company founded by Philips, today announced that a new company, named IPDIA, has been created to re-industrialize the company’s Cote de Nacre facility (near Caen in Northwest France).  IPDIA, who is supported by the French Ministry of Economy, Industry & Labor and local authorities, and from a capital investment of more than 5 million Euros raised by a consortium of investors including NXP, is purchasing some of the assets from the Cote de Nacre plant (IP, patents and equipment) and is hiring a portion of the staff.

“This agreement is a positive outcome which enables us to create jobs and maintain a unique know-how as well as an innovative technology in the Caen area,” declared Jean-Yves Muller, President and General Manager of NXP France. “This marks the first culmination of the réindustrialisation efforts undertaken by NXP for its Cote de Nacre facility.’

The initial staff will consist of 90 people, the majority of which will be recruited among NXP’s laid-off employees.  IPDIA will be launched in June this year.

IPDIA’s investors consist of the following companies:

• Prime Technology Ventures

• Emertec Gestion

• Masseran Gestion

• NCI Gestion

• CEA Investissement

together with

• the founding directors of the company

• and NXP

IPDIA will focus on two main activities: the production of LED bases and integrated passive devices.  IPDIA aims to transform the Cote de Nacre facility into a European center of excellence thanks to a unique 3D silicon fabrication process enabling the production of extremely small electronic components in response to the needs of the medical, energy, aerospace and defense markets.

IPDIA has planned to enter into close R&D partnerships with CEA-LETI and CNRS-LAAS to strengthen its technological position.

Franck Murray, one of the founding directors, becomes CEO of IPDIA. Franck has more than 25 years of experience working in the semiconductor industry. A graduate from L’Ecole Centrale de Paris, he was most recently Director of Technology for NXP Semiconductors France. Franck won the prestigious General Ferrie Award in 2004 for his work on integrated passive components processes.

According to Jelto Kromwijk Smits, partner at Prime Technology Ventures: “The technology developed in Caen has great potential and can be used in multiple end-markets.  IPDIA has acquired a unique passive integration technology, and we are very excited to be in the position to support the company in the coming years on its growth path”.

Jean-Philippe Stefanini, partner at Emertec Gestion, adds: “Franck Murray and his team are of excellent quality and we have full confidence that they will develop IPDIA into a category leader on a global scale”.

About Prime Technology Ventures

Prime Technology Ventures (PTV) is a Venture Capital fund which invests across Europe in all of the major technology sectors. PTV has an active investment approach, supplying capital, knowledge and experience, and a network of contacts enabling companies to grow to global category leaders. Operating from offices in The Netherlands and the UK, PTV manages close to Euro 275m. PTV was founded in 1999 and is one of the few Venture Capital funds that survived the down turn in the VC industry after the internet bubble (www.ptv.com).

About Emertec Gestion

Created in Grenoble (France) in 1999, Emertec Gestion is an early stage investor focusing on “Sustainability and Mobility”.  Having offices in Grenoble and Paris, Emertec Gestion manages presently Euros 120m and invests across Europe in dedicated sectors : Energy, Environment, Semiconductors, in which he has strong links with both the European major research organizations and the industrial leading companies. (www.emertec.fr)

About Masseran Gestion

Masseran Gestion, subsidiary of GCE Capital (Groupe Caisse d’épargne) manages venture capital funds dedicated to technology companies, from start-ups to mature innovative SMEs or industrial spin-offs. (www.masseran.com)

About NCI Gestion

NCI Gestion (Normandie Capital Investissement Gestion) is the regional venture capital fund. Based in Rouen, NCI Gestion is the local partner for Normand early stage and developing companies and is presently involved in around 50 companies. Founded in 1999, NCI Gestion manages Euro 48m.

About CEA Investissement

CEA Investissement is a fully owned subsidiary of the French Atomic Energy Commission (CEA), a government funded technological research organization, specialized in seed investment in start-ups either exploiting innovations stemming from CEA or technologically close to CEA’s R&D. (www.cea-investissement.com).

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 28,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

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